INTERMET CORPORATION
5445 Corporate Drive, Suite 200
Troy, MI 48098-2683
Tel: 248-952-2500
Fax: 248-952-2501
November 29, 2005
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Form 10-K for Fiscal Year Ended December 31, 2004 Forms 10-Q for Quarters Ended March 31 and June 30, 2005 File No. 0-13787
Dear Mr. Decker:
This letter is in response to your comment letter dated September 9, 2005. We appreciate the additional time granted to us by Mr. Ernest Green to prepare our responses. Your comments are reproduced below in italics, followed in each case by our response.
In connection with our responses set forth below, INTERMET acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In connection with the effectiveness of our amended plan of reorganization and our emergence from bankruptcy, we filed a Form 15 on November 9, 2005 to terminate the registration of our common stock under the Securities Exchange Act of 1934. Accordingly, we do not anticipate that we will make any further filings with the Commission. Nevertheless, in our responses set forth below, we have, where appropriate, provided additional disclosure to be responsive to your comments.
We respectfully request that we not be required to file an amendment to our fiscal 2004 Form 10-K as this information has no current value to users of these financial statements due to the cancellation of our then outstanding common stock upon the effectiveness of our amended plan of reorganization and subsequent filing of a Form 15 on November 9, 2005 and the application of fresh-start accounting upon our emergence from bankruptcy on that date.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
General
1.	Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Response: As noted above, we filed a Form 15 on November 9, 2005 to terminate the registration of our common stock under the Securities Exchange Act of 1934. Accordingly, we do not anticipate that we will make any further filings with the Commission. Nevertheless, we have, where appropriate, provided additional disclosure to be responsive to your comments.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 21
2.	Please discuss the business reasons for the changes between periods in the gross profit and operating income (loss) of each of your segments discussed in Note 14 of your financial statements, along with the amounts shown in the corporate and other segment. In circumstances where more than one factor contributed to a fluctuation in either segment or consolidated results, you should quantify the incremental impact of each individual factor if practicable. Please show us what your revised MD&A for 2004 as compared to 2003 will look like. Please refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04 and 501.06.

Response: In preparing the response to this comment, we noted that the operating loss for the Corporate and Other segment in Note 14 included the goodwill and asset impairment related to the Decatur Foundry. As properly disclosed in MD&A and in Note 6, the goodwill and asset impairment related to the Decatur Foundry should be included in the Ferrous Metals group. The revised disclosure of 2004 operating loss for the Ferrous Metals and Corporate and Other segments is as follows:

	2004 Operating loss
	From	To
	(in thousands of dollars)
Ferrous Metals	(16,906)	(87,508)
Corporate and Other	(98,413)	(27,811)
The consolidated operating loss of $240.0 million does not change. The following is the additional MD&A disclosure related to gross profit and operating loss:

“Our gross profit for 2004 of $16.2 million was 1.9% of sales compared with gross profit for 2003 of $63.8 million, representing 8.7% of sales. The ferrous group gross profit of $15.7 million was 2.80% of sales compared with gross profit for 2003 of $45.7 million representing 9.3% of sales. The decrease in gross profit was primarily due to increased costs of raw materials, especially scrap steel.

The light metals group gross profit of $0.7 million was .3% of sales compared with 2003 gross profit of $17.8 million, representing 7.5% of sales. The decrease in gross margin was due to increased pricing pressure from our customers, start-up costs associated with product launches and cost savings programs and new technology implementation.”

“Operating loss for 2004 was $240.0 million compared to the operating loss of $36.6 million in 2003. The ferrous group operating profit declined $100.9 million from an operating profit of $13.3 million in 2003 to an operating loss of $87.6 million in 2004. The decrease in operating profit was primarily due to the 2004 pre-tax goodwill impairment charge of $59.7 million, 2004 pre-tax restructuring and impairment charges of $18.6 million (an increase of $9.5 million compared to the 2003 charge of $9.1 million) and the decrease in gross profit of $30.0 million as previously discussed.

The light metals group operating loss increased $80.4 million, from $44.2 million in 2003 to $124.6 million in 2004. The increase in operating loss was due to the 2004 pre-tax goodwill impairment charge of $106.2 million (an increase of $55.1 million compared to the 2003 charge of $51.1 million), 2004 pre-tax restructuring and impairment charges of $11.3 million (an increase of $10.7 million compared to the 2003 charge of $0.6 million) and the decrease in gross profit of $17.1 million as previously discussed.

The corporate and other group operating loss increased $22.1 million, from $5.7 million in 2003 to $27.8 million in 2004. The increase in operating loss was due to 2004 reorganization charges of $14.7 million, 2004 pre-tax restructuring and impairment charges of $2.3 million (an increase of $2.0 million compared to the 2003 charge of $0.3 million), an increase in benefit reserves of $2.1 million and $1.4 million related to the key employee retention plan.”

We respectfully request that we not be required to file an amendment to our fiscal 2004 Form 10-K as this information has no current value to users of these financial statements due to the cancellation of our then outstanding common stock upon the effectiveness of our amended plan of reorganization and subsequent filing of a Form 15 on November 9, 2005 and the application of fresh-start accounting upon our emergence from bankruptcy on that date. We will correct our MD&A prospectively if we are ever required to disclose this information.
Tabular Disclosure of Contractual Obligations, page 27
3.	Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. At a minimum interest payments should be disclosed in a note to the table. Please refer to note 46 of SEC Release 33-8350.

Response: At the time our 10-K was filed, the status of our bankruptcy filing made estimating future interest payments impossible and not meaningful. The following is our additional disclosure:

“Estimated interest on our long-term term loan not subject to compromise will be approximately $8.0 million in 2005 up to the anticipated emergence from Chapter 11 in November 2005. At emergence, the majority of the existing debt will be eliminated. Borrowings under the revolver and our short-term lines of credit are based on working capital requirements and bear interest at variable rates.”
Financial Statements, page 31
Consolidated Statements of Operations, page 31
4.	To the extent interest expense differs from stated contractual interest, please disclose this parenthetically on the face of the statement of operations. Please refer to paragraph 29 of SOP 90-7.

Response: Although this information was not disclosed parenthetically on the face of the statement of operations, the following information was disclosed in Note 8, Debt:

“We paid interest of $21.5 million, $28.9 million and $26.5 million in 2004, 2003 and 2002, respectively. No interest expense was capitalized in 2004 or 2003. During our bankruptcy proceedings, we have not been paying interest on unsecured pre-petition obligations and, as of the date of filing of the bankruptcy proceedings, we ceased accruing interest on all unsecured pre-petition debt in accordance with SOP 90-7. Interest expense not accrued or recorded on unsecured pre-petition debt totaled $4.3 million at December 31, 2004.”
Consolidated Statements of Cash Flows, page 34
5.	Please confirm that cash flows from all reorganization items have been separately presented in accordance with paragraph 31 of SOP 90-7 or revise your presentation accordingly.

Response: Reorganization items were not presented separately in the statement of cash flows. The following is our additional disclosure which presents cash flows from reorganization items separately and changes our 2004 cash flow statement column:

	From	To
	(in thousands of dollars)
Amortization of debt discount and issuance costs	8,389	4,406
Reorganization charges	—	14,733
Changes in accounts payable and current liabilities	29,032	18,282
Note 1 — Description of Business and Summary of Significant Accounting Policies, page 36
6.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item such as selling, general and administrative.
Response: Cost of Goods Sold includes the cost of all raw material, as well as internal and external costs associated with the production and shipment of our products. Inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of our distribution network are included in the Cost of Good Sold line item. Selling, General and Administrative Expense includes all costs associated with the sales and marketing of our products and the administrative expenses associated with the commercial aspects of the business. The following is our additional disclosure:
“Cost of Goods Sold includes all raw material, as well as internal and external costs associated with the production and shipment of our products. Selling, general and administrative expense includes all costs associated with the sales and marketing of our products and the administrative expenses associated with the commercial aspects of the business.”
Business, page 36
7.	You indicate that you perform value-added services in addition to producing castings. Please tell us and disclose the amount of service revenues and related cost of sales as required by Rule 5-03(b)(1) and (2) of Regulation S-X on the face of the income statement, if applicable.

Response: We do not have service revenues as defined by Rule 5-03(b)(1) and (2) of Regulation S-X. Our value-added services are included in our casting business and therefore are not stand-alone revenue generating activities and are not billed separately. The following is our additional business description disclosure:

“INTERMET Corporation produces castings in North America and Europe for light and heavy vehicles, including powertrain, chassis, brake, and body/interior components, as well as industrial products. In connection with producing castings, we provide our customers with a range of capabilities including advanced design and engineering, prototype casting, machining and sub-assembly, which are not billed separately.”
Revenue Recognition, page 37
8.	Please expand your revenue recognition policy to disclose the additional factors affecting recognition discussed under critical accounting policies on page 18.

Response: The following is our additional disclosure:

“We recognize revenue when persuasive evidence of a final agreement exists, delivery has occurred, title has transferred, the selling price is fixed or determinable and collectibility is reasonably assured, which is upon shipment of product. We record provisions against our gross revenue for estimated product returns and allowances in the period when the related revenue is recorded. These estimates are primarily based on factors such as historical sales returns, credit memo activities and changes in our customers’ demand. Should our actual product returns and allowances exceed our estimates, additional provisions against our revenue would result.”
Property, Plant & Equipment, page 39
9.	The range of useful lives for your machinery and equipment of 2 to 21 years is very broad. Please separately discuss and disclose the types of assets that fall in each part of the range.

Response: The following are the separate sub-categories of assets that fall in each part of the range of useful lives for our machinery and equipment:
Foundry equipment – 7 to 21 years
Office equipment, furniture and fixtures – 5 to 7 years
Forklifts, trucks and autos – 3 to 5 years
Computers and data processing – 3 to 5 years
Note 3 — Acquisitions page 46
10.	You indicate that Melfina — Estudos, Servicos e Participacoes, S.A. had a put option, requiring you to buy the remaining 25% ownership interest for an additional investment of Euro 4.9 million. Please tell us the terms of the put option and how you accounted for this put option. Cite the accounting literature used to determine the appropriate accounting. Please also tell us the offsetting entry in initially recognizing the liability for the put option in accounts payable.

Response: On June 25, 2003, we entered into an agreement with Melfina — Estudos, Servicos e Participacoes, S.A. to acquire 100% ownership of the shares of Fundicao Nodular, S.A. (“Porto Foundry”), which is located in Porto, Portugal. Previously we owned a 50% interest in the Porto Foundry. Under the terms of the agreement, we acquired an additional 25% of the Porto Foundry’s shares for a cash investment of Euro 4.9 million (approximately $5.6 million) on July 1, 2003, increasing our ownership from 50% to 75%. We had a call option to acquire, and Melfina — Estudos, Servicos e Participacoes, S.A. had a put option requiring us to buy, the remaining 25% ownership for an additional cash investment of Euro 4.9 million (approximately $6.2 million based on the exchange rate on December 31, 2003) on July 1, 2004. Because of the put/call option, we recorded $6.0 million, the net present value of the $6.2 million future cash investment, as “Accounts payable” in our balance sheet as of December 31, 2003.

On July 1, 2004, we exercised the call option to acquire the remaining 25% ownership of the Porto Foundry. The purchase price of approximately Euro 4.9 million (approximately $6.2 million at the exchange rates at the time of the payments) together with interest accruing at European Interbank Offered Rate (“EURIBOR”) was paid in six equal monthly installments beginning July 2004.
We accounted for the acquisition of additional shares using the purchase accounting method. The purchase price has been allocated to the assets purchased and liabilities assumed based upon the estimated fair values at the date of acquisition. As the Porto Foundry became our consolidated subsidiary at July 1, 2003, we included the results of its operations from that date in our consolidated results of operations. Our equity in the net income of the Porto Foundry for the period before July 1, 2003 is included in “Equity interest in a joint venture” in our statements of operations. The pro forma effects of this acquisition are not material to our consolidated results of operations.”
The authoritative literature used to determine the accounting treatment of the put/call option was EITF 00-4 “Majority Owner’s Accounting for a Transaction in the shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary”, as amended by FASB 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.
The EITF addresses how an enterprise that owns a controlling majority interest in a subsidiary and enters into a derivative transaction that exposes it to risks and rewards related to changes in the minority interest should account for that arrangement. The derivative transactions subject to EITF 00-4 are those between the majority owner of the subsidiary and the minority owner that are entered into (a) at the same time the minority owner purchases its interest or (b) at the same time the majority owner purchases its interest. We entered into the derivative transaction with the minority interest owner at the same time we purchased our majority interest. The EITF reached a consensus that in situations where a put/call option with the same terms and fixed exercise price is used to buy or otherwise retain the risks and rewards of owning a minority interest, the derivative should be viewed on a combined basis with the minority interest and accounted for as a form of financing. Our put/call option was at the same terms and fixed exercise price and therefore, we retained the risks and rewards of owning the minority interest. As a result the EITF provides that the majority owner would consolidate 100% of the subsidiary and adjust interest expense to effectively accrete the financing to the strike price of the forward or option over the period until settlement.
We believe that our specific circumstances were as described in Derivative 2 of EITF 00-4 as amended by FAS 150. We believe the written put option and call option were embedded in the shares (minority interest) and the shares were not mandatorily redeemable, and, therefore, the put/call option was not in the scope of Statement 150 and was accounted for under EITF 00-4 with the majority owner consolidating 100 percent of the subsidiary.
Based on this guidance, we considered the transaction the purchase of the remaining 50% interest as of July 1, 2003. INTERMET began to fully consolidate the Porto Foundry at that time. Due to the existence of the put/call option, the transaction was treated as a financing arrangement for the remaining 25% shares. The Euro 4.9 million consideration for the remaining shares was recorded as a liability at its net present value and accreted to its face value through July 1, 2004. We accounted for the acquisition of the additional shares using the purchase accounting method and allocated the purchase price to the assets purchased and liabilities assumed based on the estimated fair values at the date of acquisition.
Note 5 — Restructuring and Impairment Charges, page 50
11.	Please provide a reconciliation of the beginning and ending restructuring liability balances showing separately the changes during the period in accordance with paragraph 20(b)(2) of SFAS 146.

Response: Restructuring expenses for both the Racine Plants (both Plant and Machining) and the Columbus Machining Plant were recorded in the fourth quarter of 2004. The beginning and ending balance of the restructuring liability was $0.1 million for Racine and zero for Columbus Machining. The Havana restructuring liability was recorded in the fourth quarter of 2003. The restructuring liability primarily related to employee severance and benefit costs and the balances were $0.2 million and $0.5 million at December 31, 2004 and 2003, respectively. As a majority of these amounts were recorded in the fourth quarter of 2004, a reconciliation of those amounts would not be meaningful. The following is our additional disclosure related to the Havana restructuring liability:

“The activity in the Havana restructuring liability in 2004 was primarily related to payments for employee severance and related contractually guaranteed benefit costs of $0.3 million, which reduced the restructuring liability from $0.5 million as of December 31, 2003 to $0.2 million as of December 31, 2004.”
12.	Please tell us the amount of inventory write-downs incurred during all periods presented and subsequent interim periods. If true, confirm that these inventory write-downs were included in cost of sales. If not, please advise or revise.

Response: The inventory write-down portion of the restructuring and impairment caption in the statement of operations was $2.6 million in 2004 and $0.7 million in 2003. Each write-down was related to the closure of facilities. The inventory write-down portion of the restructuring and impairment caption in the statement of operations in subsequent periods was $1.4 million in the first quarter of 2005 and zero in the second quarter of 2005. These inventory write-downs were predominantly related to our stores inventory, which is non-productive inventory consisting primarily of replacement parts for equipment repairs and maintenance, and were not included in cost of sales as they were included in restructuring and impairment charges.
Note 9 — Supplemental Condensed Consolidating Financial Information, page 57
13.	If true, please confirm to us and revise your disclosures to clarify that your guarantor subsidiaries are 100% owned as defined by Rule 3-10(h)(1) of Regulation S-X. Please note that this definition is different than the term wholly-owned, as defined by Rule 1-02(aa) of Regulation S-X. Please also disclose that the guarantees are “full” and unconditional in accordance with Rule 3-10(f)(2) of Regulation S-X.

Response: The following is our additional disclosure that clarifies that our guarantor subsidiaries are 100% owned and describes the full and unconditional guarantees:
“On June 13, 2002, we issued $175.0 million of senior notes, which will mature in 2009 (the ‘Senior Notes’). The Senior Notes are guaranteed by certain of our 100% owned domestic subsidiaries (‘Combined Guarantor Subsidiaries’). The guarantees are full and unconditional, on a joint and several basis.”
Note 11 — Commitments and Contingencies, page 69
14.	You indicate that you have accrued $2.3 million for remediation activity at Radford Foundry and it is possible that ultimate remediation costs could exceed the amounts accrued. Please note that if it is reasonably possible that an additional loss may have been incurred in excess of amounts accrued for any sites, including Radford, Virginia and Havana, Decatur and Addison, Illinois, you should disclose your estimate of the additional possible loss or range of loss or state that such an estimate cannot be made. Please refer to paragraphs 9 and 10 of SFAS 5.

Response: INTERMET regularly reviews the status of each of its sites where environmental remediation is being conducted or where we have reason to believe that environmental remediation may be necessary. These sites include Radford, Virginia, Havana, Illinois, Decatur, Illinois and Addision, Illinois. As issues requiring remediation are identified, we evaluate whether those issues should be regarded as a loss contingency and whether we can develop an estimate of the loss or range of loss. If we can develop an estimate or range, we accrue accordingly. If we were unable to develop an estimate or range, we agree that we should state that such an estimate can not be made. The following is our additional disclosure:

“We also have current and former operating entities (for which we may be responsible) that are potentially responsible for clean-up of known environmental sites. These include third-party-owned sites, as well as sites that are currently or formerly owned by us or our subsidiaries. For known environmental sites, we have recorded reserves, on an undiscounted basis, to cover estimated future environmental expenditures. Environmental reserves at December 31, 2004 and 2003 were $6.3 million and $6.9 million, respectively. As of December 31, 2004, the environmental reserves included a $3.1 million cash escrow account required as a part of our acquisition of Ganton Technologies in 1999 that is being used to fund the clean-up of an inactive property located in Addison, Illinois. We expect that the clean-up will occur in 2005. The reserves also include $2.3 million for the now-closed Radford Foundry, which is discussed below. There can be no assurance that costs in excess of these accruals will not be incurred, or that unknown conditions will not be discovered that result in material additional expenditures by us for environmental matters; however such costs or range of costs can not be estimated.”
15.	You state in note 11 and on page 20 that you do not believe other legal proceedings will have a material adverse effect on your results of operations. Please revise your disclosure to clarify whether you believe such proceedings will have a material adverse effect on your financial position or cash flows.

Response: The following is our additional disclosure:
Note 11
“We are also a party to other legal proceedings in the ordinary course of our business, most of which were stayed with the filing of our bankruptcy cases on September 29, 2004. At the present time, we do not believe that any of these proceedings will have a material adverse effect on our results of operations, financial condition or cash flows.”

“We are a defendant in a number of claims, legal proceedings and other contingencies in the ordinary course of our business. We accrue our best estimate of the cost for the resolution of these contingencies where we are able to estimate the cost and where we have determined that it is probable that we will incur them in accordance with SFAS No. 5, “Accounting for Contingencies”. At present, we do not believe that any of our current legal proceedings will have a material adverse effect on our results of operations, financial condition or cash flows. To the extent additional information arises, it is possible that our best estimate of our probable liability in these matters could change. We recognize the costs of defense in the periods incurred. Accordingly, the future costs of defending claims are not included in our estimated liability.”
Note 13 — Income Taxes, page 77
16.	Please separately disclose the amounts and expiration dates of operating loss carryforwards, foreign tax credits and alternative minimum tax credit carryforwards. Please refer to paragraph 48 of SFAS 109.

Response: The following is our additional disclosure related to certain lines in the 2004 column of the table containing the components of our net deferred income tax assets:

	From	To
	(in thousands of dollars)
Operating loss, foreign tax credit and Alternative Minimum Tax credit carryforwards	40,864	—
Operating loss carryforwards	—	39,463
General business credit carryforwards	—	1,366
Alternative Minimum Tax credit carryforwards	—	35
In addition, following is our revised disclosure to separately state the amounts and expiration dates of tax carryforwards:
“At December 31, 2004, the Company had operating loss carryforwards of $109.2 million, of which $3.3 million, $13.9 million and $92.0 million will expire in 2006, 2023 and 2024, respectively. The general business credit carryforwards are $1.4 million, of which $0.7 million, $0.4 million and $0.3 million will expire in 2022, 2023 and 2024, respectively. The Alternative Minimum Tax credit carryforwards have no expiration date.”

Note 14 — Reporting for Business Segments, page 78
17.	Please disclose and quantify the components of the corporate and other segment for all periods presented. Please also disclose what identifiable assets are included in the corporate and other segment as of each balance sheet date. Refer to paragraphs 31 and 32 of SFAS 131.

Response: For both 2004 and 2003, “Corporate and Other” consisted of our corporate business unit and its related expenses and eliminations as well as legacy costs associated with our non-active operations. Total assets included cash, note receivables, prepaids, fixed assets, debt issuance costs, pension intangible assets, long-term deposits and an environmental reserve asset.

The following is additional detail related to the components of the Corporate and Other column of our 2004 selected financial information for business segments table containing the components of our:

	Corporate
	and	Non-active
	Eliminations	Operations
	(in thousands of dollars)
Year ended December 31,2004
Depreciation and amortization expense	1,222	714
Restructuring and impairment charges	432	1,913
Reorganization charges	14,733	—
Operating loss	(24,933)	(2,878)
Interest expense (net)	19,533	—
Purchases of property, plant and equipment — continuing operations	3,110	—
As of December 31, 2004
Total assets	29,298	774

Year ended December 31,2003
Depreciation and amortization expense	1,044	862
Restructuring and impairment charges	13	261
Operating loss	(3,254)	(2,504)
Interest expense (net)	20,367	—
Purchases of property, plant and equipment — continuing operations	1,725	—
As of December 31, 2003
Total assets	27,456	5,020

Year ended December 31,2002
Depreciation and amortization expense	1,229	861
Operating loss	(5,155)	(1,251)
Interest expense (net)	20,296	—
Cumulative effect of change in accounting	481	—
Purchases of property, plant and equipment — continuing operations	1,714	—
Purchases of property, plant and equipment — discontinued operations	—	347
As of December 31, 2002
Total assets	55,756	8,435

Item 9A. Controls and Procedures, page 88
Management’s Report on Internal Control over Financial Reporting, page 88
18.	Please provide us with additional detail regarding your material weaknesses and the steps taken to remediate the weaknesses and prevent recurrence. The additional detail should include the following:
•	The amounts and the periods affected by the adjustments related to income tax expense and accrued income tax liabilities.

•	The amounts and the periods affected by the adjustments related to the write-off of capitalized debt issuance costs associated with your outstanding senior notes.

•	A description of any additional adjusting entries related to identified material weaknesses.

•	A timeline of the remedial steps taken, including the hiring of additional personnel and implementation of additional controls.

•	A description of the current status of the remediation efforts and your expectations regarding the restoration of an effective control environment.
Response: The following additional information regarding our material weaknesses is provided, broken down by each bullet point in your comment:
•	The amounts and the periods affected by the adjustments related to income tax expense and accrued income tax liabilities.
Response: The net effect of the tax entries recorded totaled $2.9 million. These entries all were recorded in the fourth quarter of 2004. Following is a description of the amounts and periods affected by these tax adjustments:
Our Portuguese subsidiary had not recorded a deferred tax liability for the difference between the book basis of fixed assets and the tax basis of fixed assets that arose from an appraisal when the Company was set up in 1998. The adjustment to record the deferred tax liability was $1.1 million and was recorded in the fourth quarter of 2004. Income from 1998 through 2003 would not have been materially affected by the periodic reversal of this deferred liability.
One of our German facilities had a fire in 2000 and received insurance proceeds. These proceeds were treated differently for German tax basis and U.S. GAAP; however, a deferred tax liability was inadvertently not accounted for. The adjustment to record the deferred tax liability was $1.3 million and should have been recorded through income in 2000. Our income from continuing operations in 2000 was $38.9 million.
An incorrect amount built up in the refundable income tax accounts over a period approximating 3-4 years relating to our German subsidiaries. These amounts totaled $1.2 million, $0.3 million of which pertained to 2004 and $0.9 million of which built up over the aforementioned period. The entry was recorded in the fourth quarter of 2004.

Two tax entries, both originating in 2004 and netting to a $0.7 million benefit were recorded in the fourth quarter of 2004, which is the period they related to.
All the above entries were detected by our external auditors and were indicative of a material weakness in the financial statement close process, primarily in converting our international subsidiaries to U.S. GAAP. The total of the entries that relate to the prior periods of $3.3 million was recorded through income in the fourth quarter of 2004. The net loss for the fourth quarter of 2004 was $34.5 million and the 2004 loss for the year was $270.7 million. Due to the size of these amounts individually and in the aggregate and the fact that we had filed for Chapter 11 bankruptcy in the third quarter of 2004, we did not believe these adjustments were material quantitatively or qualitatively; therefore, they were recorded in the fourth quarter of 2004.
•	The amounts and the periods affected by the adjustments related to the write-off of capitalized debt issuance costs associated with your outstanding senior notes.

•	Response: The $4.0 million write-off was properly booked in the third quarter 2004 10-Q filing. This adjustment was identified during the course of our external audit; therefore, not in a timely manner.

•	A description of any additional adjusting entries related to identified material weaknesses.

Response: There were no additional adjusting entries related to the identified material weaknesses.

•	A timeline of the remedial steps taken, including the hiring of additional personnel and implementation of additional controls.

Response: A tax specialist was hired in March, 2005 and a Director of Corporate Accounting was hired in April, 2005. With this additional personnel, we were able to file our overdue 10-Q for the third quarter of 2004 in June 2005 and we were current for the filing of the 10-Q for the second quarter of 2005 in August 2005.

•	A description of the current status of the remediation efforts and your expectations regarding the restoration of an effective control environment.

Response: We have substantially completed the remediation efforts and believe that an effective control environment is currently in place.
Exhibit 23 — Consent of Independent Registered Public Accounting Firm
19.	It appears that your auditor’s consent is not signed. In future filings where your auditor’s consent is required, please ensure such consent is signed.

Response: We received a manually signed consent from our auditors but inadvertently neglected to conform the signature on auditor’s consent filed as Exhibit 23 to our Form 10-K.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005
Item 4. Controls and Procedures, page 36
20.	You indicated that “except as noted above,” there was no change in your internal control over financial reporting that occurred during the quarter ended June 30, 2005. It is unclear to what changes you are referring. Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response: There was no change our internal control over financial reporting that occurred during the quarter ended June 30, 2005. Our revised disclosure would delete the statement “except as noted above”.
Please contact the undersigned at (248) 952-2505 if you wish to discuss any of the foregoing responses.

Very truly yours,

INTERMET Corporation

By:	/s/ ROBERT E. BELTS Robert E. Belts, CFO